Exhibit 23.1

Our Ref: TSG/LNF/2021264002

23 August 2021

Private & Confidential

The Directors

Grindrod Shipping Holdings Ltd.

200 Cantonment Road

#03-01 Southpoint

Singapore 089763

Dear Sirs

CONSENT LETTER

Grindrod Shipping Holdings Ltd. (“Grindrod Shipping”) is issuing a joint F-3 pre-registration statement on or about Monday, 23 August 2021 (“Form F-3”) in respect of a proposed shelf registration statement for Grindrod Shipping and selling shareholders to offer ordinary shares of Grindrod Shipping.

Wong Tan & Molly Lim LLC, in its capacity as legal advisor to Grindrod Shipping as to Singapore law, hereby consents to its name being stated and to the references thereto in the form and context in which it appears in the Form F-3.

Such consent will not be withdrawn prior to the issue of the Form F-3.

Yours faithfully

/s/ WONG TAN & MOLLY LIM LLC

WONG TAN & MOLLY LIM LLC